Exhibit 99.1

FOR IMMEDIATE RELEASE: May 7, 2015                                                                                                                                                         PR 15-5

Atna Reports High-Grade Drill Results at Pinson Underground

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is pleased to provide results from the underground definition and in-fill drill holes at its Pinson Underground Mine near Winnemucca, Nevada.

The underground reverse circulation drilling was conducted on two ore zones currently being mined, the Ogee and Otto. In the Ogee zone, holes were designed to delineate the margins of a longhole stope under development that will be mined during the second quarter of 2015. Additionally, this work tested an isolated ore-grade intercept beyond the current mine plan. The limits of the longhole stope were adequately delineated and the outer zone was intercepted approximately 30 feet (10 m) from an active heading and returned 50 feet (15.2 m) grading 0.869 oz/ton Au (29.8 g/t). Drilling in the Otto zone targeted areas where additional information was required to convert inferred mineralization to measured and indicated resource for inclusion in the mine plan.

“Our underground reverse circulation drilling program is intercepting exceptional grades over good lengths. These results are likely to contribute to our goal of converting mineralization that we currently carry as inferred into measured and indicated, while also providing information to support our mine planning efforts. We have budgeted a regular drilling program to continue this work as we expand our underground workings,” states Atna’s President & CEO, James Hesketh.

Pinson Underground Drilling Assay Results

Ogee Zone – Stope Definition Drilling
	From-feet (meters)	To-feet (meters)	Length-feet (meters)	*True Thickness-feet (meters)	ounces/ton Au (grams/tonne Au)
OG4525-001
	0 (0)	25 (7.6)	25 (7.6)	N/A	0.652 (22.4)
OG4525-002
	0 (0)	40 (12.2)	40 (12.2)	N/A	0.762 (26.1)
OG4525-003
	0 (0)	25 (7.6)	25 (7.6)	N/A	0.882 (30.24)
OG4525-004
	0 (0)	25 (7.6)	25 (7.6)	N/A	0.763(26.2)
OG4525-005
	125 (38.1)	150 (45.7)	25 (7.6)	N/A	0.435 (14.9)
OG4525-006
	0 (0)	10 (3.0)	10 (3.0)	N/A	0.345 (11.8)
and	45 (13.7)	75 (22.9)	25 (7.6)	N/A	0.301 (10.3)
and	120 (36.6)	170 (51.8)	50 (15.2)	N/A	0.869 (29.8)
Otto Zone – Infill Drilling
OT4630-006
	0 (0)	40 (12.2)	40 (12.2)	40 (12.2)	0.393 (13.5)
OT4620-007 (hole terminated in 0.719 oz/ton Au (26.6 g/t Au)
	130 (39.6)	140 (42.7)	10 (3.0)	10 (3.0)	0.736 (25.2)
OT4620-009 (hole terminated in 0.178 oz/ton Au (6.1 g/t Au)
	145 (44.2)	160 (48.8)	15 (4.6)	12 (3.7)	0.527 (18.1)
OT4555-002(hole terminated in 0.972 oz/ton Au (33.3 g/t Au)
	18 (5.5)	30 (9.1)	12 (3.7)	7 (2.1)	0.698 (23.93)
and	139 (42.4)	149 (45.4)	10 (3.0)	6 (1.8)	0.826 (28.32)

* True thickness is an estimated value based upon interpreted strike and dip of the mineralized zone and drill hole intercept orientation through the mineralization. The actual thickness may be less than or greater than the estimated values given in the table if geologic interpretation changes with increased drill-hole density.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing certified gold standards to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson Underground Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Pinson Underground mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements, if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, additional drillhole information, and grade, geometry and size of new ore zones and other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2014 Form 20-F dated March 13, 2015.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com